AH
11-3-2003



UN
SECURITIES AND 03052368
Washington, D.C. 20549

C M

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RECEIVED OCT 10 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Busey Securities, Inc.**

First Busey Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 West Windsor Road
(No. and Street)

Champaign	**Illinois**	**61820**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara J. Jones **(217) 365-4500**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
NOV 04 2003
THOMSON FINANCIAL

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

1806 Fox Drive	**Champaign**	**Illinois**	**61820**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Curt A. Anderson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Busey Securities, Inc.**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


"OFFICIAL SEAL"
CAROLE A. McWILLIAM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 1-24-2007

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Busey Securities, Inc.
Champaign, Illinois

We have audited the accompanying statements of financial condition of **First Busey Securities, Inc.**, a wholly-owned subsidiary of First Busey Corporation, as of December 31, 2002 and 2001, and the related statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Busey Securities, Inc.** as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Champaign, Illinois
January 31, 2003

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

FIRST BUSEY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

		2002		2001
ASSETS				
Cash and cash equivalents	$	1,342,198	$	1,546,365
Due from clearing broker		161,330		128,744
Insurance lease payments receivable		-		1,865
Other receivables		13,603		22,409
Security deposit		35,000		35,000
Equipment, less accumulated depreciation 2002 $127,403; 2001 $93,629		134,357		151,290
Income tax receivable		34,225		5,918
Total assets	$	1,720,713	$	1,891,591
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Accrued expenses	$	35,588	$	66,286
Deferred income taxes		18,944		17,072
Total liabilities		54,532		83,358
Stockholder's Equity				
Common stock, $100 par value; authorized 100,000 shares; issued and outstanding 500 shares		50,000		50,000
Additional paid-in capital		460,000		460,000
Retained earnings		1,156,181		1,298,233
Total stockholder's equity		1,666,181		1,808,233
Total liabilities and stockholder's equity	$	1,720,713	$	1,891,591

See Notes to Financial Statements.